Exhibit 99.1

ASM International N.V.

ASM International N.V. Responds to Unsolicited Indicative Offer for ALD

and PECVD Front-End Business Activities

BILTHOVEN, The Netherlands – June 12, 2008 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM). ASM International (ASMI) announced on 6 June 2008 that it had received an unsolicited indicative offer from Applied Materials, Inc. for its ALD (Atomic Layer Deposition) and PECVD (Plasma Enhanced Chemical Vapour Deposition) activities.

ASMI’s management board and supervisory board have duly and carefully considered the indicative offer.

ASMI has today responded to Applied Materials that, as such, it has no interest to sell the ALD and/or PECVD activities. These activities are an integral part of ASMI’s Front-End business. These activities are also at the heart of ASMI’s strategy, and the key drivers underlying ASMI’s objectives to achieve significant growth in revenues and operating margins by 2009, as publicly announced in the Roadmap Presentation on 28 April 2008.

However, ASMI is willing to explore and discuss with Applied Materials whether any alternative arrangements between ASMI and Applied Materials could be pursued in a way that would be beneficial to ASMI and its stakeholders.

Further announcements on the progress of any discussions with Applied Materials will be made if and when appropriate.

About ASM

ASM International N.V., headquartered in Bilthoven, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

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Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Mary Jo Dieckhaus

Investor Relations

+1 212-986-2900

MaryJo.Dieckhaus@asm.com

Erik Kamerbeek

Investor Relations

+31 30 229 8500

Erik.Kamerbeek@asm.com